UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

    For the fiscal year ended January 31, 2008.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


    For the transition period from ________ to __________


                          Commission file number 1-9494

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                    CONTENTS



                                                                                       Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                                 2

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits at January 31, 2008                  4

      Statement of Net Assets Available for Benefits at January 31, 2007                  5

      Statement of Changes in Net Assets Available for Benefits for the year
        ended January 31, 2008                                                            6

      Notes to Financial Statements                                                    7-12

SUPPLEMENTAL SCHEDULE: *

      Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets
        (Held At End of Year) as of January 31, 2008                                     13

Signatures                                                                               14

Exhibit Index                                                                            15



* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
Tiffany & Co. Employee Profit Sharing
and Retirement Savings Plan


We have audited the accompanying statement of net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan as of January 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.


/s/ J.H. Cohn LLP
Roseland, New Jersey
July 17, 2008

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
July 19, 2007

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    January 31, 2008
                                                           --------------------------------------------------------------------
                                                              Participant           Non-Participant
                                                                Directed               Directed
                                                           -------------------    ------------------

                                                                                    Employee Stock
                                                                Various            Ownership Account
                                                                Funds                                               Total
                                                           -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
  DWS Trust Company:
    Common and collective trusts                           $       62,844,375     $            32,760      $        62,877,135
    Mutual funds                                                  116,134,119                       -              116,134,119
  Tiffany & Co. common stock                                       73,033,381                 113,694               73,147,075
  Participant loans                                                 6,565,315                       -                6,565,315
  Cash and cash equivalents                                            79,350                       -                   79,350
                                                           -------------------    --------------------     --------------------

Total investments                                                 258,656,540                 146,454              258,802,994
                                                           -------------------    --------------------     --------------------


Receivables:
  Employer's contribution                                          12,271,124                 323,538               12,594,662
  Employees' contribution                                             883,423                       -                  883,423
                                                           -------------------    --------------------     --------------------

Total receivables                                                  13,154,547                 323,538               13,478,085
                                                           -------------------    --------------------     --------------------

Total Assets                                                      271,811,087                 469,992              272,281,079
                                                           -------------------    --------------------     --------------------

Liabilities:
Excess contributions payable                                          175,395                       -                  175,395
                                                           -------------------    --------------------     --------------------
Total Liabilities                                                     175,395                       -                  175,395
                                                           -------------------    --------------------     --------------------

Net assets at fair value                                          271,635,692                 469,992              272,105,684

Add: Adjustment from fair value to contract value for
 interest in common and collective trusts relating to
 fully benefit-responsive investment contracts                        721,971                     594                  722,565
                                                           -------------------    --------------------     --------------------

Net assets available for benefits                          $      272,357,663     $           470,586      $       272,828,249
                                                           ===================    ====================     ====================









                 The accompanying notes are an integral part of these financial statements.


                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    January 31, 2007
                                                           --------------------------------------------------------------------

                                                              Participant           Non-Participant
                                                                Directed               Directed
                                                           -------------------    --------------------
                                                                                     Employee Stock
                                                                Various                Ownership
                                                                Funds                   Account                    Total
                                                           -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
  DWS Trust Company:
    Common and collective trusts                           $       57,264,408     $            74,765      $        57,339,173
    Mutual funds                                                  106,153,597                       -              106,153,597
  Tiffany & Co. common stock                                       74,013,575                 468,982               74,482,557
  Participant loans                                                 5,673,396                       -                5,673,396
  Cash and cash equivalents                                           114,279                       -                  114,279
                                                           -------------------    --------------------     --------------------

Total investments                                                 243,219,255                 543,747              243,763,002
                                                           -------------------    --------------------     --------------------


Receivables:
  Employer's contribution                                           9,049,824                 284,583                9,334,407
  Employees' contribution                                             200,974                       -                  200,974
                                                           -------------------    --------------------     --------------------

Total receivables                                                   9,250,798                 284,583                9,535,381
                                                           -------------------    --------------------     --------------------

Net assets at fair value                                          252,470,053                 828,330              253,298,383

Add: Adjustment from fair value to contract value for
  interest in common and collective trusts relating to
  fully benefit-responsive investment contracts                     1,021,156                   2,273                1,023,429
                                                           -------------------    --------------------     --------------------

Net assets available for benefits                          $      253,491,209     $           830,603      $       254,321,812
                                                           ===================    ====================     ====================









                 The accompanying notes are an integral part of these financial statements.


                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED JANUARY 31, 2008


                                                                Participant          Non-Participant
                                                                  Directed               Directed
                                                             -------------------    -------------------

                                                                                      Employee Stock
                                                                  Various               Ownership
                                                                  Funds                  Account                   Total
                                                             -------------------    -------------------    --------------------
Additions to net assets:
  Interest and dividends                                     $       15,501,231     $            4,553     $        15,505,784
                                                             -------------------    -------------------    --------------------
         Total investment income                                     15,501,231                  4,553              15,505,784

  Contributions and rollovers:
    Participant                                                      23,154,041                      -              23,154,041
    Employer                                                         12,543,535                323,538              12,867,073
                                                             -------------------    -------------------    --------------------
         Total contributions                                         35,697,576                323,538              36,021,114
                                                             -------------------    -------------------    --------------------

         Total additions                                             51,198,807                328,091              51,526,898
                                                             -------------------    -------------------    --------------------

Deductions from net assets:
    Net depreciation (appreciation) in fair value of
         investments                                                 12,603,025                (19,280)             12,583,745
    Withdrawals and distributions                                    20,309,892                 91,347              20,401,239
    Investment related expenses                                          35,477                      -                  35,477
                                                             -------------------    -------------------    --------------------
         Total deductions                                            32,948,394                 72,067              33,020,461
                                                             -------------------    -------------------    -------------------

Transfers                                                               616,041               (616,041)                      -
                                                             -------------------    -------------------    --------------------

Increase (decrease) in net assets available for benefits             18,866,454              (360,017)              18,506,437

Net assets available for benefits:
  Beginning of year                                                 253,491,209                830,603             254,321,812
                                                             -------------------    -------------------    --------------------
  End of year                                                $      272,357,663     $          470,586     $       272,828,249
                                                             ===================    ===================    ====================









                 The accompanying notes are an integral part of these financial statements.

                                                   6

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                -----------------


A.        DESCRIPTION OF PLAN
          -------------------

          The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

          General
          -------

          The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and its U.S. subsidiaries and has an employee profit-sharing feature ("ESOP"). Effective
          February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006.

          The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company (formerly known as Scudder Trust Company), the trustee of the Plan ("Trustee"), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          Eligibility
          -----------

          Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and may elect to participate in the 401(k) feature immediately following their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis, or an employee completes one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Officers of the Company (those subject to Section 16 of the Securities Exchange Act of 1934) do not share in contributions made under the ESOP feature of the Plan.

          Contributions
          -------------

          The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions of shares of Tiffany & Co. common stock. Employees who have two or more years of service can diversify his or her ESOP contribution into other investment options provided under the Plan. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives by the Company and established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan. Employees must be employed by the Company on the last day of the year and have at least 1,000 hours of employment during the year to receive the ESOP contribution.

          The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one
          (1) and fifteen (15) percent of their annual compensation, not to exceed $15,500 in 2007 (or $20,500 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

          Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

          With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

          Under  certain  circumstances,  employee  contributions  and  employer
          matching   contributions   may  be  limited  in  the  case  of  highly
          compensated employees.

          The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan. Employer contributions are determined by a formula using the participant's eligible compensation, age and years of service.

          Participant Accounts
          --------------------

          Each participant's 401(k) and DCRB account is credited with the participant's contribution, if applicable, and employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant's account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations are based on participant account balances.

          The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on an equal basis.

          Vesting
          -------

          All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

          Years of Service                            Vested Percentage
          ----------------                            -----------------
          Less than 2 years                                  0%
          2 years or more                                    20%
          3 years or more                                    40%
          4 years or more                                    60%
          5 years or more                                    80%
          6 years or more                                   100%

          Employees hired from January 1, 2006 through December 31, 2006 will become 100% vested in the DCRB benefit upon completing five (5) years of service.

          Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

          In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Stable Value Fund. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants' accounts. Forfeitures relating to the ESOP feature of the Plan totaled $43,851 and $88,633 for the years ended January 31, 2008 and 2007, respectively. Forfeitures of unvested employer contributions in the 401(k) portion of the plan totaled $81,205 and $84,927 for the years ended January 31, 2008 and 2007, respectively, and were used to reduce employer contributions made in the following year. At January 31, 2008 and 2007, forfeited unvested accounts totaled $171,373 and $170,192, respectively.

          Administrative Expenses
          -----------------------

          All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are charged against Plan assets.

          Participant Loans and Withdrawals
          ---------------------------------

          Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or fifty percent (50%) of their vested 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates range from 4.25 percent to 10.50 percent. Principal and interest is paid ratably through payroll deductions.

          Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

          Payment of Benefits
          -------------------

          Distributions of the participant's account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to the DCRB account which may be received in the form of either a lump sum or ten substantially equal annual installments and with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

          Voting Rights
          -------------

          Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          ------------------------------------------

          Basis of Accounting
          -------------------

          The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

          Payment of Benefits
          -------------------
          Benefit payments to participants are recorded upon distribution.

          New Accounting Standard
          -----------------------

          In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the implementation of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Management is currently evaluating the effect that the adoption of this statement will have on the Plan's financial position and earnings.

          Investment Valuation
          --------------------

          Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are stated at estimated fair value which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

          The Plan  offers  the DWS Trust Co.  Stable  Value  Fund  which  fully invests its funds into the Pyramid Stable Value Fund. The Pyramid Stable Value Fund invests in one or more agreements, collectively referred to as general account guaranteed investment contracts
          ("GICs") issued by banks, insurance companies or other financial institutions. The Pyramid Stable Value Fund may also invest in one or more separate account guaranteed investment contracts or in a portfolio of marketable fixed income securities and other financial instruments in order to provide book value liquidity for portfolio securities sold to make participant-directed withdrawals. The contracts are fully benefit-responsive and are recorded at fair value and adjusted to contract value in accordance with FASB Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." As
          described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

          Purchases and Sales of Investments
          ----------------------------------

          Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes there in, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.        INVESTMENTS
          -----------

          Investments that were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2008 and 2007 were as follows:

                                                                                 January 31,
                                                              ------------------------------------------------
                                                                      2008                       2007
                                                              ----------------------      --------------------
           DWS Trust Co. Global Thematic Fund                 $          16,304,265       $        15,590,306
           American Funds Growth Fund of America                         22,352,281                20,802,419
           DWS Trust Co. Growth & Income Fund                                     -                19,260,424
           DWS Trust Co. Stock Index Fund                                23,005,559                23,670,084
           DWS Trust Co. Stable Value Fund                               40,594,141                34,692,518
           Victory Diversified Stock Fund                                17,957,180                         -
           Tiffany & Co. Stock Fund                                      73,033,381                74,013,575

          As of January  31,  2008 and 2007,  there were 2,857  shares  totaling $113,694 and 11,945 shares totaling
          $468,982, respectively, of Tiffany & Co. common stock that were non-participant directed.

          The net  depreciation  in the fair value of  investments  for the year ended January 31, 2008 was as follows:

           Common and collective trusts                                                   $          (611,740)
           Mutual funds                                                                           (13,746,776)
           Tiffany & Co. common stock                                                               1,755,491
           Tiffany & Co. common stock (ESOP) *                                                         19,280
                                                                                          --------------------
           Net depreciation in the fair value of investments                              $       (12,583,745)
                                                                                          ====================

          * Non-participant directed.

D.        PARTY-IN-INTEREST TRANSACTIONS
          ------------------------------

          Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the Plan sponsor.

E.        TAX STATUS
          ----------

          The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (the "Code") and that, therefore, the Plan continues to qualify under Code Section 401(a) and the related trust continues to be tax-exempt as of January 31, 2008. Therefore, no provision for income taxes is included in the Plan's financial statements.

          A routine Internal Revenue Service ("IRS") audit revealed the form amendments required by a series of statutes collectively referred to by the IRS as "GUST II" and the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") form amendments were not adopted on a timely basis. However, the Plan was being operated in compliance with the GUST II and EGTRRA laws on a timely basis. In addition, operational issues were identified. These issues have been corrected, which included a Company contribution of $183,750 to the Plan in 2007. On August 15, 2007, the IRS approved the Closing Agreement on Final Determination Covering Specific Matters, thereby closing the IRS audit. On April 14, 2008, the IRS issued a favorable determination letter, in which it stated that the Plan was in compliance with the applicable requirements of the Code.

F.        CONCENTRATION OF CREDIT AND MARKET RISK
          ---------------------------------------

          The Plan provides for various investment options in any one or a combination of Tiffany and Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

G.        PLAN TERMINATION
          ----------------

          Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                         Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                             as of January 31, 2008

                                                       Description of investment
                                                       including maturity date,
      Identity of Issue, borrower, lessor or similar   rate of interest, collateral,  Number of shares,
                          party                        par, or maturity value         units or par value     Cost     Current Value
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Stable Value Fund                     Common / Collective Trust             40,593,546  40,593,546   $  40,594,141
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Stock Index Fund                      Common / Collective Trust                532,536  18,797,823      23,005,559
------------------------------------------------------------------------------------------------------------------------------------
    Federated Funds Federated Mid Cap Index             Mutual Fund                              435,148   9,468,533       8,894,434
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Lifecompass 2040 Fund                 Mutual Fund                                  239       2,147           2,196
------------------------------------------------------------------------------------------------------------------------------------
    Victory Diversified Stock Fund                      Mutual Fund                            1,094,283  19,413,964      17,957,180
------------------------------------------------------------------------------------------------------------------------------------
    Pimco Total Return Fund                             Mutual Fund                              931,087   9,825,087      10,241,956
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Global Thematic Fund                  Mutual Fund                              623,252  20,578,680      16,304,265
------------------------------------------------------------------------------------------------------------------------------------
    American Funds Growth Fund of America               Mutual Fund                              707,799  21,974,289      22,352,281
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Lifecompass Retire Fund               Mutual Fund                              302,363   3,590,822       3,703,950
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Lifecompass 2030 Fund                 Mutual Fund                                  325       3,568           3,521
    --------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Large Cap Value Fund                  Mutual Fund                              229,508   5,116,068       4,537,376
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Dreman Small Cap Value                Mutual Fund                              218,339   8,012,085       7,115,673
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Lifecompass 2015 Fund                 Mutual Fund                            1,085,035  12,844,678      13,096,376
------------------------------------------------------------------------------------------------------------------------------------
  * DWS Trust Co. Lifecompass 2020 Fund                 Mutual Fund                              828,694  11,223,207      11,924,911
------------------------------------------------------------------------------------------------------------------------------------
  * Tiffany & Co.                                       Common Stock                           1,838,328  64,076,021      73,147,075
------------------------------------------------------------------------------------------------------------------------------------
  * Participant Loans                                   Rates of interest from 4.25%
                                                        - 10.50% maturing at various
                                                        dates through 9/4/2017.                                    -       6,565,315
------------------------------------------------------------------------------------------------------------------------------------
    Cash and Cash Equivalents                           Cash and Cash Equivalents                             79,350          79,350
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Total                 $ 245,599,868   $ 259,525,559
------------------------------------------------------------------------------------------------------------------------------------

* Party-in-interest


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                 (Name of Plan)


Date: July 17, 2008
                                         /s/ Patrick B.Dorsey
                                         ---------------------------------------
                                         Patrick B. Dorsey
                                         Member of Plan Administrative Committee

                                 EXHIBIT INDEX



Exhibit
Number          Description
----------      ----------------------------------------------------------------

23.1            Consent of Independent Registered Public Accounting Firm - J.H.
                Cohn LLP

23.2 Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP